Oncolytics Biotech® to Host Conference Call to Discuss Second Quarter Financial Results and Recent Operational Highlights

Conference call and webcast to take place on Thursday, August 1, 2024, at 4:30 p.m. ET

SAN DIEGO, CA and CALGARY, AB, July 24, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced that it will host a conference call and webcast on Thursday, August 1, 2024, at 4:30 p.m. ET to discuss a corporate update and financial results for the second quarter 2024.

Conference Call & Webcast

Date: Thursday, August 1, 2024
Time: 4:30 p.m. ET
Dial In – North American Toll-Free: (800) 836-8184
Dial In – International: (646) 357-8785
RapidConnect: to join the conference call without operator assistance, please click here
Conference ID (if needed): 34386
Webcast: please click here

A webcast of the call will also be available on the Investor Relations page of Oncolytics’ website, available by clicking here, and will be archived for three months. A dial-in replay will be available for one week and can be accessed by dialing (888) 660-6345 (North America) or (289) 819-1450 (International) and using replay code: 34386#.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com